UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Ennis, C. Eugene
   c/o 3DX Technologies Inc.
   12012 Wickchester, Suite 250
   Houston, TX  77079-1218
2. Date of Event Requiring Statement (Month/Day/Year)
   December 19, 1996
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   3DX Technologies Inc.
   TDXT
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Executive Officer
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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
Common Stock, par value $.01 per share     |448,177               |D               |                                               |
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Redeemable Preferred Stock, Series B, par v|4,316                 |D               |                                               |
alue $.01 per share                        |                      |                |                                               |
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
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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Warrant to purchase Seni|Immediate|12/24/96 |Senior Redeemable Conve|1,723    |$5.80     |D            |                           |
or Redeemable Convertibl|         |         |rtible Preferred       |         |          |             |                           |
e Preferred Stock,      |         |         |                       |         |          |             |                           |
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Series C, par value $.01|         |         |Stock, Series C, par va|         |          |             |                           |
 per share              |         |         |lue $.01 per share     |         |          |             |                           |
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                        |         |         |("Series C Preferred") |         |          |             |                           |
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Series C Preferred      |Immediate|12/24/96 |Common Stock           |18,956*  |**        |D            |                           |
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Stock Option Plan       |***      |01/04/04 |Common Stock           |20,144   |$0.19     |D            |                           |
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
Explanation of Responses:
* Includes shares of Series C Preferred issuable upon exerciseof Warrant to purchase Series C Preferred.
** Upon consummation of the Issuer's initial public offering of Common Stock, each issued and outstanding share of
Series C Preferred will automatically convert into one share of Common
Stock.
*** On January 4, 1994, the reporting person was granted an option to purchase 20,144 shares of Common Stock
(as adjusted for the .517-to-1 reverse stock split occuring in connection with the Issuer's initial public offering of
Common Stock), pursuant to the Issuer's 1994 Stock Option Plan, as amended. As of November 1, 1996, 77.092%
of the aggregate number of shares subject to the option had vested. The remaining shares will vest at the rate of
2.084% at the end of each of the next succeeding 11
months.
SIGNATURE OF REPORTING PERSON
/s/ C. Eugene Ennis
DATE
December 19, 1996